BLUE GOLD WORKS INC.

CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (*"Agreement"*) is made as of __[EFFECTIVE DATE]__, (the *"Effective Date"*) by and between Blue Gold Works Inc., a Delaware corporation (the *"Company"*), and ____[INVESTOR NAME]____ (the *"Lender,"* or the *"Investor"*).

1.	**NOTE PURCHASE.** Subject to the terms of this Agreement, the Lender agrees to lend $__$[AMOUNT]__ (the *"Loan Amount"*) to the Company against the issuance and delivery by the Company of a convertible promissory note for such amount, in substantially the form attached hereto as <u>Exhibit A</u> (the *"Note"*). All notes issued pursuant to convertible note purchase agreements in substantially the same form as this Agreement shall be referred to herein as the *"Notes."*

2.	**CLOSING.** The purchase and sale of the Note shall occur at a closing (the *"Closing"*) that will take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Lender agree upon orally or in writing. At the Closing, the Lender will deliver the Loan Amount to the Company and the Company will deliver the Note to the Lender in return for the Loan Amount.

3.	**REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to the Lender as follows:

	3.1	**Authority; Binding Agreement.** All action on the part of the Company necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing (or at such time as required by applicable law). This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, subject to rights to indemnity, federal and state securities laws.

	3.2	**Governmental Consents.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 4 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

	3.3	**Offering.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 4 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

4.   REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE LENDER.

The Lender hereby represents, warrants, and covenants to the Company as follows:

4.1   **The Company May Rely on These Representations.** The Lender understands that the Company's offer and sale of the Note has not been registered under 1933 Act because the Company believes, relying in part on the Lender's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Lender understands that the availability of this exemption depends upon the representations that the Lender is making to the Company in this Agreement being true and correct.

4.2   **No Resale Without Registration or Exemption.** The Investor has been advised that neither the Note, nor the securities issuable upon conversion thereof, have been registered under the 1933 Act, or any state securities laws and, therefore, neither the Note, nor the securities issuable upon conversion thereof, can be resold, offered, or otherwise pledged, transferred, or hypothecated, unless they are registered under the 1933 Act and applicable state securities laws or unless an exemption from such registration requirements is available.

4.3   **The Lender Can Protect Its Interests.** The Lender understands that the purchase of the Note involves a high degree of risk and that the Company's future prospects are uncertain. The Lender understands the risks involved in purchase of the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note. The Lender can properly evaluate the merits and risks of purchase of the Note and can protect its own interests in this regard, whether by reason of its own business and financial knowledge and experience or the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Lender has consulted.

4.4   **The Lender Advised to Seek Representation.** The Lender understands that nothing in this Agreement, the Note, or any other materials presented to the Lender in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Company has advised the Lender to consult with such legal, tax, and investment advisors as the Lender, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

4.5   **Information.** The Lender acknowledges that it has received all the information it has requested from the Company that it considers necessary or appropriate for deciding whether to purchase the Note. The Lender represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to the Lender.

4.6   **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, the Lender further agrees not to make any disposition of all or any portion of the Note unless and until:

(a)   There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   The Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c)   Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Lender to a shareholder or a partner of the Lender, or transfers by gift, will, or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Lender hereunder.

4.7   **Indemnity.** The Lender agrees to indemnify and hold harmless the Company and its officers and managers and persons performing similar functions for any claims, judgments, or expenses incurred as a result of any misrepresentation made by the Lender.

4.8   **Authority; Binding Agreement.** The Lender represents and warrants to, and covenants with, the Company that (i) the Lender has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of the Lender enforceable against the Lender in accordance with its terms, except as enforceability may be limited by applicable law.

4.9   **Complete Information.** All information provided by the Lender to the Company herein, and all information provided by the Lender to the Company in connection with the purchase and sale of the Note, is true, correct, and complete as of the date hereof, and if there should be any change in such information, the Lender will immediately provide the Company with such information.

4.10   **Investment Purpose Only.** The Lender is purchasing the Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same.

4.11   **Accredited Investor.** If Lender has checked the box next to "Accredited Investor" on the signature page, Lender represents that he/she/it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

5.   MISCELLANEOUS.

5.1   **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

      5.2   **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

      5.3   **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      5.4   **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

      5.5   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the applicable address listed on the signature page hereof or at such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, or (c) sent by email, with receipt of email confirmation that such email was received.

      5.6   **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

      5.7   **Entire Agreement.** This Agreement, along with the Note, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by the Investor from the Company, and this Agreement supersedes all prior and contemporaneous understandings or agreements of the parties.

      5.8   **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the holders of a majority of the aggregate outstanding principal amount under the Notes.

      5.9   **Assignment.** This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify the Lender promptly of such assignment.

      5.10   **Expenses.** The Company and the Lender shall each be responsible for bearing all expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

      5.11   **Tax.** The Lender hereby authorizes the Company to make any withholding required by law. The Lender agrees to provide to Company a Form W-9 or comparable form.

5.12 **Further Assurances.** Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

5.13 **Electronic Signatures.** Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

EXHIBIT A

FORM OF NOTE

(attached)

NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"), OR UNDER THE LAWS OF ANY STATE. NEITHER THIS INSTRUMENT NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

$ $[AMOUNT]____ Date [EFFECTIVE DATE]________

For value received, Blue Gold Works Inc., a Delaware corporation (***"Payor"***), promises to pay to [INVESTOR NAME]____ or his/her/its permitted assigns (***"Holder"***) the principal sum of ($ $[AMOUNT]___), or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at a rate equal to six percent (6%) per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest and thereafter to principal.

1. Note Purchase Agreement. This convertible promissory note (the ***"Note"***) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the ***"Agreement"***) attached here, by and between Payor and Holder. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the *"Notes."*

2. Definitions.

2.1. ***"Change of Control"*** means (i) any person becoming the beneficial owner of more than fifty percent (50%) of the outstanding securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor. Change of Control does not mean Payor's statutory conversion or merger into a different form of entity.

2.2. ***"Conversion Price"*** shall mean (A) if this Note was issued before the aggregate outstanding principal amount of all Notes first exceeds $200,000, a price per share equal to the lesser of (i) 70% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing $5,000,000 by the Fully Diluted Capitalization, or (B) if this Note was issued after the aggregate outstanding principal amount of all Notes first exceeds $200,000, a price per share equal to the lesser of (i) 80% of the

price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing, or (ii) an amount obtained by dividing $5,000,000 by the Fully Diluted Capitalization.

2.3. ***"Discount Rate"*** means eighty percent (80%).

2.4. ***"Early Bird Discount Rate"*** means seventy per cent (70%) assessed on only the first two hundred thousand dollars ($200,000) of Notes sold in this financing round.

2.5. ***"Valuation Cap"*** means five million dollars ($5,000,000).

2.6. ***"Equity Securities"*** means Payor's preferred equity securities sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued, and/or sold by Payor to any employee or consultant in such capacity.

2.7. ***"Majority Holders"*** means the holders of a majority of the aggregate outstanding principal amount under the Notes.

3. <u>Conversion.</u> In the event Payor issues and sells Equity Securities to investors (the ***"Investors"***) before December 31, 2025 (the ***"Maturity Date"***), in an equity financing in which Payor raises at least two million dollars ($2,000,000) in gross proceeds (excluding the amount of any promissory notes being converted) with the principal purpose of raising capital (a ***"Qualified Financing"***), then, at the option of the Holder, the outstanding principal balance of this Note, together with any accrued but unpaid interest thereon, will convert into Equity Securities at the Conversion Price.

Other than the purchase price, this Note shall convert into Equity Securities on the same terms and conditions given to the Investors in the Qualified Financing.

No fractional shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which Holder would otherwise be entitled, the number of shares issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional share, pay to Holder a sum in cash equal to the value of such fractional share based on the Conversion Price.

If the Holder does not exercise the option to convert its outstanding principal balance and any accrued but unpaid interest into Equity Securities upon the consummation of a Qualified Financing, the Payor shall, within 90 days following the Qualified Financing, repay all principal and any accrued but unpaid interest to Holder.

4. <u>Change of Control.</u> In the event of a Change of Control or an initial public offering, Holder shall have the right, but not the obligation, to apply all unpaid principal and interest under the Note, in part or in whole, to the acquisition of the most senior series of preferred equity interests of the surviving entity outstanding or, if no such preferred equity interests are outstanding, non-preferred equity interests of the surviving entity outstanding, at a five percent (5%) discount.

5. <u>Maturity.</u> If no Qualified Financing has occurred before the Maturity Date, then the Holder shall elect one of the following: (1) to have all principal and any accrued but unpaid interest paid back prior to December 31, 2030 (interest shall continue to accrue until all principal has been repaid) or (2) to have all principal and any accrued but unpaid interest convert into equity of the Payor on terms mutually agreed to by the parties. If the Holder chooses the second option and, following good faith negotiations, the parties cannot agree on terms of the conversion, the term of the Note shall be

extended as described in option one. At any time while the Note is outstanding, the parties may agree to terms on which the Note may be converted to equity in the Payor.

6. <u>Prepayment.</u> The principal amount under the Note may not be prepaid without the consent of Holder. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

7. <u>Default.</u> If there shall be any Event of Default hereunder (defined below), at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 7.3 or 7.4), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an ***"Event of Default"***:

   7.1. Payor fails to pay timely any of the principal amount or any accrued interest or other amount due under this Note on the date the same becomes due and payable and Payor does not cure such failure within ten (10) business days after receiving notice from Holder of such failure;

   7.2. Payor defaults in its performance of any covenant under this Note and Payor does not cure such default within ten (10) business days after receiving notice from Holder of such default;

   7.3. Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency, or moratorium law, or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any action in furtherance of any of the foregoing; or

   7.4. An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody, or control of any property of Payor).

8. <u>Subordination.</u> This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

9. <u>Security.</u> This Note is unsecured.

10. <u>Assignment.</u> This Note may be assigned by Payor to any successor entity of Payor. In the case of such an assignment, the successor entity shall assume all obligations under this Note and shall notify Holder promptly of such assignment.

11. <u>Amendment.</u> Any term of the Notes other than the Discount Rate may be amended either retroactively or prospectively with the written consent of Payor and the Majority Holders.

12. <u>Most Favored Nation.</u> In the event the Payor sells or issues any convertible instruments (other than the issuance of stock options to service providers) at any time prior to the conversion of the Note, the Payor shall provide the Holder with written notice of such sale or issuance. In the event the Holder determines, in its sole and absolute discretion, that such instrument contains terms more favorable to the Holder than the terms of the Note, the Holder may elect to exchange the Note for such instrument.

13. <u>Information Rights.</u> The Payor shall deliver consolidated financial statements of the Payor to the Holder within 90 days after the end of each fiscal year.

14. <u>Participation Rights.</u> Each time the Payor proposes to offer any equity securities (other than any security granted, issued, and/or sold by Payor to any employee or consultant in such capacity) at any time prior to the conversion of the Note, the Payor shall provide the Holder with at least ten (10) business days prior written notice of such offering, including the price and terms thereof. The Holder shall have a right of first offer to participate in such offering(s), on the same terms and for the same price as all other investors in such offering(s) up to the amount of its original investment in the Note.

15. <u>Priority.</u> The Note shall rank pari passu in all respects (including right of payment) to all other convertible indebtedness of the Payor, now or hereafter existing.

16. <u>Governing Law.</u> This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of the laws of any other jurisdiction.

17. <u>No Equity Interest.</u> Holder is not entitled, as a holder of this Note, to be deemed the holder of an equity interest of Payor for any purpose.

18. <u>Electronic Signatures.</u> Electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing, and such signatures have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

19. <u>Counterparts.</u> This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]___.

Investment Amount: ___$[AMOUNT]___

COMPANY:

Blue Gold Works Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]___

Title: ___[FOUNDER_TITLE]___

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]___

Title: ___[INVESTOR TITLE]___

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited